UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT


        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             FOR JULY 10, 2003
                             -------------------

                             SHEP TECHNOLOGIES INC.
                         (FORMERLY INSIDE HOLDINGS INC.)
                  ------------------------------------------
                (Translation of registrant's name into English)

            Suite 880, 609 Granville Street, Vancouver, B.C., Canada
           ---------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  X       Form 40-F
                                 -----               -----
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes       No   X
                                  ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE BRITISH COLUMBIA SECURITIES ACT AND RULES TO FILE WITH THE BRITISH COLUMBIA SECURITIES COMMISSION, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

THE COMPANY ANNOUNCES MR. ROBERT BROWN AS THE COMPANY'S NEW CHIEF TECHNOLOGY OFFICER.

Copy of the News Release and BC FORM 53-901F as filed with the BC Securities Commission is attached hereto and filed as Exhibit 1.1 and Exhibit 1.2 to this filing on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

SHEP TECHNOLOIGES INC.

By:   /s/ Malcolm P. Burke
 -----------------------
Name: Malcolm P. Burke
Title: President and CEO
Date:   July 10, 2003

Exhibit 1.1
News Release
July 10, 2003

SHEP TECHNOLOGIES INC. ANNOUNCES APPOINTMENT OF CHIEF TECHNOLOGY OFFICER

July 10, 2003 - SHEP TECHNOLOGIES INC. (OTCBB: STLOF, BER: IH3) ("STI" or the "Company"), announced today that it has reached an agreement with Campbell & Co. for Mr. Robert Brown to provide his services to the Company in the capacity of Chief Technology Officer ("CTO"). Campbell & Co. is a pre-eminent supplier of automotive engineering services whose clients include Ford Motor Company, General Motors Company and Daimler Chrysler AG.

Mr. Brown is currently serving as Director of Engineering at Campbell & Co., a Detroit-based automotive services company, where he is responsible for strategy and implementation of engineering for specialty vehicle programs. With over 25 years of experience with Ford Motor Company ("Ford"), Mr. Brown was a Program Manager with Ford's Special Vehicle Engineering group in the US and the UK. He directed teams that developed both European and US vehicle performance car programs for Ford and other major automotive manufacturers. Prior to this, Mr. Brown was a Principal and Senior Vehicle Engineer at Ford for projects ranging from performance vehicles to alternate fuel vehicles. He is a Member of the Institution of Mechanical Engineers and has been awarded six patents in the United States relating to electric vehicle design.

Mr. Brown's initial focus will be on assisting the Company in its development strategy with respect to STI's prototype platform vehicle that is currently being developed by Pi Technology and its partners. This will include general project oversight and vehicle refinement, as well as ongoing strategic development including additional applications and product packaging. Mr. Brown will also assume responsibility for ongoing representation of STI and Its technology to potential customers and will represent the Company at Various industry, business, marketing and engineering meetings.

Mr. David Scheinberg, President and CEO of Campbell & Co., said yesterday in regard to Mr. Brown's appointment, "We are tremendously enthused to be supporting STI's exciting initiatives. The SHEP System represents an enormous opportunity for advancing vehicle technology, and we look forward to a dynamic and close partnership with STI." Campbell & Co., an ISO 9001:2000 and ISO 14001 registered firm, is a leader in the integration of technical and marketing disciplines within the automotive arena.

Mr. Malcolm Burke, President and CEO of STI, echoed Mr. Scheinberg's enthusiasm by noting, "STI could hardly ask for a better or more qualified CTO. Mr. Brown's extensive experience in specialty engineering and international industry contacts provide enormous value to us as we aggressively pursue our technology development and commercialization strategy with Ford and other major automotive OEMs."

With more than 25 years experience with Ford and Ford's special vehicle engineering initiatives, Mr. Brown is expected to prove very useful to STI as the Company pushes forward with the refinement of the SHEP System in a Ford Jaguar X Type vehicle. STI's own development initiatives with Ford for the supply of SHEP System components and related consultation for Ford's Hydraulic Launch Assist ("HLA") development program were carried out through SHEP Technology Inc., the Company's Maine, USA subsidiary. Ford's HLA test vehicle demonstrated significant fuel reduction and achieved "Proof of Concept" designation in December of 2000. Subsequently, Eaton Corporation was chosen as Ford's Tier One automotive supplier to provide technology refinement, finalization of production intent and related hardware for the "Implementation Ready" stage of production analysis. In May of 2001, STI and Eaton Corporation signed a letter of intent for the supply of STI technical components and related co-development services in support of the Implementation Ready program for the then-named Hydraulic Power Assist program. Recent expenditure constraints in the automotive industry have increased the opportunity for STI to develop and offer its own integrated SHEP System for commercialization. In this regard, the Company is pursuing its prototype development program with Pi Technology (owned by Ford Motor Company) and certain of its industry partners.

Other Business
At the annual general meeting held on June 30, 2003, STI's shareholders approved all motions including the appointment of Davidson & Co. as the Company's auditors and the election of the board of directors consisting of Malcolm P. Burke, Clive A. Bowen, Ray Evans, Peter Humphrey, Betty Anne Loy and Tracy A. Moore.

About SHEP Technologies Inc.
SHEP Technologies Inc. owns SHEP Limited, a corporation based in the Isle of Man with operations in England and in the United States. SHEP Limited has designed and developed proprietary energy technology for application in the global automotive sector.

The SHEP System, using electronics and proprietary hydraulic pump motors, captures otherwise lost kinetic energy generated during vehicle braking, and utilizes this recovered energy for vehicle acceleration during the inefficient low-speed acceleration phase. Under a controlled test environment at one of the world's largest automotive manufactures, reduced engine and brake wear and tear, together with significant fuel savings and therefore reduced emissions and pollution, were realized.

The SHEP System is intended to be equally applicable to delivery, service and passenger vehicles of all sizes and variety. Optimal use of SHEP technology is anticipated in high density urban traffic environment where acceleration and braking cycles are frequent - accordingly buses, trucks, taxis and subway systems could be ideal applications.

The Company anticipates licensing its "Stored Hydraulic Energy Propulsion" (the "SHEP System") to automotive manufacturers and Tier 1 suppliers to the automotive industry, which are embracing regenerative braking and hydraulic propulsion technologies.

ON BEHALF OF THE BOARD OF DIRECTORS
/s/ Malcolm P. Burke
Malcolm P. Burke, President and Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

For further information, we invite you to visit our website at www.shepinc.com, send mail to investor@shepinc.com or contact:


Malcolm P. Burke
President and Chief Executive Officer
Tel: 1-877-689-1515 or 604-689-1515
OR
Mike Marrandino
Investor Relations and Corporate Communications
Tel: 1-877-689-1515 or 604-669-4180

Exhibit 1.2
BC FORM 53-901F
July 10, 2003

                       BC FORM 53-901F (Previously Form 27)
                                 Securities Act
              Material Change Report Under Section 85(1) of the Act

ITEM 1    REPORTING ISSUER

SHEP Technologies Inc.
(Formerly Inside Holdings Inc.)
Suite 880, 609 Granville Street
Vancouver, BC V7Y 1G5

ITEM 2    DATE OF MATERIAL CHANGE

June 30, 2003

ITEM 3    PRESS RELEASE

July 10, 2003 at Vancouver, BC

ITEM 4    SUMMARY OF MATERIAL CHANGE

SHEP Technologies Inc. announces Mr. Robert Brown as Company's new Chief Technology Officer.

ITEM 5    FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached "Schedule A"

ITEM 6    RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7    OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8    DIRECTOR/SENIOR OFFICER

Contact:     Malcolm P. Burke
Telephone:   604.689.1515

ITEM 9    STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 10th day of July 2003.

/s/ Malcolm P. Burke"
---------------------------
Malcolm P. Burke
Director




                                   Schedule A

July 10, 2003 - SHEP TECHNOLOGIES INC. (OTCBB: STLOF, BER: IH3) ("STI" or the "Company"), announced today that it has reached an agreement with Campbell & Co. for Mr. Robert Brown to provide his services to the Company in the capacity of Chief Technology Officer ("CTO"). Campbell & Co. is a pre-eminent supplier of automotive engineering services whose clients include Ford Motor Company, General Motors Company and Daimler Chrysler AG.

Mr. Brown is currently serving as Director of Engineering at Campbell & Co., a Detroit-based automotive services company, where he is responsible for strategy and implementation of engineering for specialty vehicle programs. With over 25 years of experience with Ford Motor Company ("Ford"), Mr. Brown was a Program Manager with Ford's Special Vehicle Engineering group in the US and the UK. He directed teams that developed both European and US vehicle performance car programs for Ford and other major automotive manufacturers. Prior to this, Mr. Brown was a Principal and Senior Vehicle Engineer at Ford for projects ranging from performance vehicles to alternate fuel vehicles. He is a Member of the Institution of Mechanical Engineers and has been awarded six patents in the United States relating to electric vehicle design.

Mr. Brown's initial focus will be on assisting the Company in its development strategy with respect to STI's prototype platform vehicle that is currently being developed by Pi Technology and its partners. This will include general project oversight and vehicle refinement, as well as ongoing strategic development including additional applications and product packaging. Mr. Brown will also assume responsibility for ongoing representation of STI and Its technology to potential customers and will represent the Company at Various industry, business, marketing and engineering meetings.

Mr. David Scheinberg, President and CEO of Campbell & Co., said yesterday in regard to Mr. Brown's appointment, "We are tremendously enthused to be supporting STI's exciting initiatives. The SHEP System represents an enormous opportunity for advancing vehicle technology, and we look forward to a dynamic and close partnership with STI." Campbell & Co., an ISO 9001:2000 and ISO 14001 registered firm, is a leader in the integration of technical and marketing disciplines within the automotive arena.

Mr. Malcolm Burke, President and CEO of STI, echoed Mr. Scheinberg's enthusiasm by noting, "STI could hardly ask for a better or more qualified CTO. Mr. Brown's extensive experience in specialty engineering and international industry contacts provide enormous value to us as we aggressively pursue our technology development and commercialization strategy with Ford and other major automotive OEMs."

With more than 25 years experience with Ford and Ford's special vehicle engineering initiatives, Mr. Brown is expected to prove very useful to STI as the Company pushes forward with the refinement of the SHEP System in a Ford Jaguar X Type vehicle. STI's own development initiatives with Ford for the supply of SHEP System components and related consultation for Ford's Hydraulic Launch Assist ("HLA") development program were carried out through SHEP Technology Inc., the Company's Maine, USA subsidiary. Ford's HLA test vehicle demonstrated significant fuel reduction and achieved "Proof of Concept" designation in December of 2000. Subsequently, Eaton Corporation was chosen as Ford's Tier One automotive supplier to provide technology refinement, finalization of production intent and related hardware for the "Implementation Ready" stage of production analysis. In May of 2001, STI and Eaton Corporation signed a letter of intent for the supply of STI technical components and related co-development services in support of the Implementation Ready program for the then-named Hydraulic Power Assist program. Recent expenditure constraints in the automotive industry have increased the opportunity for STI to develop and offer its own integrated SHEP System for commercialization. In this regard, the Company is pursuing its prototype development program with Pi Technology (owned by Ford Motor Company) and certain of its industry partners.

Other Business
At the annual general meeting held on June 30, 2003, STI's shareholders approved all motions including the appointment of Davidson & Co. as the Company's auditors and the election of the board of directors consisting of Malcolm P. Burke, Clive A. Bowen, Ray Evans, Peter Humphrey, Betty Anne Loy and Tracy A. Moore.

About SHEP Technologies Inc.
SHEP Technologies Inc. owns SHEP Limited, a corporation based in the Isle of Man with operations in England and in the United States. SHEP Limited has designed and developed proprietary energy technology for application in the global automotive sector.

The SHEP System, using electronics and proprietary hydraulic pump motors, captures otherwise lost kinetic energy generated during vehicle braking, and utilizes this recovered energy for vehicle acceleration during the inefficient low-speed acceleration phase. Under a controlled test environment at one of the world's largest automotive manufactures, reduced engine and brake wear and tear, together with significant fuel savings and therefore reduced emissions and pollution, were realized.

The SHEP System is intended to be equally applicable to delivery, service and passenger vehicles of all sizes and variety. Optimal use of SHEP technology is anticipated in high density urban traffic environment where acceleration and braking cycles are frequent - accordingly buses, trucks, taxis and subway systems could be ideal applications.

The Company anticipates licensing its "Stored Hydraulic Energy Propulsion" (the "SHEP System") to automotive manufacturers and Tier 1 suppliers to the automotive industry, which are embracing regenerative braking and hydraulic propulsion technologies.

<END>